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                               August 14, 2023

       Xavier Zee
       Chief Financial Officer
       AMTD IDEA Group
       23/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD IDEA Group
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-39006

       Dear Xavier Zee:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 21, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

   1.                                                   We note your response
to comment 3. Item 16I(b) of Form 20-F states:    Also, any such
                                                        identified foreign
issuer that uses a variable-interest entity or any similar structure
                                                        [emphasis added] that
results in additional foreign entities being consolidated in the financial statements of
the registrant is required to provide the below disclosures for itself and its consolidated
foreign operating entity or entities.    Additionally, page 15 of our
                                                        Release No. 34-93701,
 Holding Foreign Companies Accountable Act Disclosure,
                                                        clarifies that a
registrant should    look through a VIE or any structure [emphasis added]
                                                        that results in
additional foreign entities being consolidated in the financial statements of the registrant and
provide the required disclosures about any consolidated operating company or companies in
the relevant jurisdiction.    As previously requested, please
 Xavier Zee
AMTD IDEA Group
August 14, 2023
Page 2
      provide us with the information required by Items 16I(b)(2), (b)(3) and
(b)(5) for all of
      your consolidated foreign operating entities in your supplemental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jennifer Gowetski,
Staff Attorney, at (202) 551-3401 with any questions.



                                                            Sincerely,
FirstName LastNameXavier Zee
                                                            Division of
Corporation Finance
Comapany NameAMTD IDEA Group
                                                            Disclosure Review
Program
August 14, 2023 Page 2
cc:       Shu Du
FirstName LastName